February 11, 2022

VIA EDGAR & TELECOPY
Mr. Todd Schiffman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	A SPAC I Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-258814) (the “Registration Statement”)

Dear Mr. Schiffman :

On February 10, 2022, A SPAC I Acquisition Corp. requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 9:00 a.m. on Friday, February 11, 2022 or as soon thereafter as practicable. We hereby withdraw such request.

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on February 14, 2022, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Giovanni Caruso of Loeb & Loeb LLP, at (212) 407-4866.

Very truly yours, A SPAC I Acquisition Corp.

By:	/s/ Claudius Tsang
Name: Claudius Tsang Title: Chief Executive Officer and Chief Financial Officer